UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission file number: 0-29818

LifePoint Hospitals, Inc. Retirement Plan

(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

Report of Independent Auditors

The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan

We have audited the accompanying statements of net assets available for benefits of LifePoint Hospitals, Inc. Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Nashville, Tennessee June 13, 2003

LifePoint Hospitals, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2002			December 31, 2001

	Participants'	ESOP Shares		Participants'	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total

Assets
Investments, at fair value	$158,180,866	$54,994,980	$213,175,846	$156,890,778	$72,636,833	$229,527,611
Employer contributions receivable	–	3,251,101	3,251,101	–	3,444,321	3,444,321
Pending trade sales	–	–	–	124,254	–	124,254
Income receivable	2,514	–	2,514	3,808	–	3,808

	158,183,380	58,246,081	216,429,461	157,018,840	76,081,154	233,099,994
Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	–	1,931,154	1,931,154	–	2,131,551	2,131,551
Note payable to LifePoint Hospitals, Inc.	–	22,755,825	22,755,825	–	25,751,600	25,751,600
Expenses payable	71,068	–	71,068	39,137	–	39,137
Excess contributions payable	110,861	–	110,861	215,093	–	215,093

	181,929	24,686,979	24,868,908	254,230	27,883,151	28,137,381

Net assets available for benefits	$158,001,451	$33,559,102	$191,560,553	$156,764,610	$48,198,003	$204,962,613

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2002			Year Ended December 31, 2001

	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total

Additions
Interest and dividend income	$363,945	$–	$363,945	$419,568	$–	$419,568
Employer contributions	–	4,636,517	4,636,517	–	4,636,516	4,636,516
Participants’ contributions	6,716,591	–	6,716,591	5,232,093	–	5,232,093

Total additions	7,080,536	4,636,517	11,717,053	5,651,661	4,636,516	10,288,177
Deductions
Benefits paid	16,114,059	–	16,114,059	12,796,451	–	12,796,451
Interest expense	–	1,931,154	1,931,154	–	2,131,551	2,131,551
Administrative expenses	1,282,627	–	1,282,627	755,011	–	755,011

Total deductions	17,396,686	1,931,154	19,327,840	13,551,462	2,131,551	15,683,013
Net depreciation in fair value of investments	(9,813,846)	(6,796,156)	(16,610,002)	(17,062,894)	(38,544,889)	(55,607,783)
Allocation of ESOP shares to Plan	10,548,108	(10,548,108)	–	11,480,865	(11,480,865)	–
Transfers from HCA Inc. sponsored plans	10,818,729	–	10,818,729	–	–	–

Net increase (decrease) in net assets available for benefits	1,236,841	(14,638,901)	(13,402,060)	(13,481,830)	(47,520,789)	(61,002,619)
Net assets available for benefits at beginning of year	156,764,610	48,198,003	204,962,613	170,246,440	95,718,792	265,965,232

Net assets available for benefits at end of year	$158,001,451	$33,559,102	$191,560,553	$156,764,610	$48,198,003	$204,962,613

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2002

Note 1 — Description of the Plan

The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed two full months of service and are age 21 or older. The Plan was effective May 11, 1999. On May 11, 1999, HCA Inc. (“HCA”) created two spin-off companies in a tax-free transaction, the Company and Triad Hospitals, Inc. Effective with the spin-off, the investment accounts of employees of the newly-formed Company were transferred to the Plan. All employees of the Company at May 11, 1999 were eligible to participate in the Plan except employees covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan includes a component that is an “employee stock ownership plan” (“ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). As an ESOP, the Plan generates certain favorable federal income tax consequences to the Company and the beneficiaries of the Plan. The Plan acquired common stock from the Company through an acquisition loan from the Company, as described in Note 5. These shares are held in an ESOP suspense account and are released to participant accounts as the loan is repaid. The Plan uses Company contributions to repay the loan.

Contributions

Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. In addition, the Company makes a matching contribution of Company common stock in an amount equal to 50% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period (“Salary Deferral Matching Contribution Allocation”). The Salary Deferral Matching Contribution Allocation for any participant is limited to 1.5% of a participant’s compensation for the Plan year.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 1 — Description of the Plan (continued)

Contributions (continued)

In any Plan year, the Company may contribute to participants’ accounts cash or Company stock as determined by the Company’s Board of Directors (“ESOP Contributions”). In addition, discretionary Company profit sharing contributions may be made upon a vote of the Board of Directors (“Profit Sharing Contributions”). To be eligible for an allocation of these contributions, a participant must meet the following requirements:

     (i)  Participant is age 21 or older on the last day of the Plan year,

     (ii)  Participant completed one year of service during the Plan year, and

     (iii)  Participant is an employee as of the last day of the Plan year.

An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Unilateral Employer Contributions”).

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions (which results in shares of the Company’s common stock being released from the ESOP suspense account), and Plan earnings. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 1 — Description of the Plan (continued)

Payment of Benefits

Upon retirement, disability, death or termination of employment, the total vested value of a participant’s account is distributed to the participant or the beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. A participant’s contributions may also be withdrawn for certain hardship situations.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from one to five years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately fully vested in their Salary Deferral Contributions, Unilateral Employer Contributions, rollover contributions plus investment earnings arising from these contributions. Salary Deferral Matching Contribution Allocations, ESOP Contributions, Profit Sharing Contributions and certain accounts transferred from HCA-sponsored benefit plans were subject to a vesting schedule based on the participant’s number of years of service as follows:

Years of Service	Vested Percentage

Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 1 — Description of the Plan (continued)

Vesting and Forfeitures (continued)

Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his/her account. The nonvested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, if forfeitures from ESOP accounts occur.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are held and transactions are executed by U.S. Trust Company, N.A. (the “ESOP Trustee”) for the ESOP portion of the Plan and by Northern Trust Company (the “Trustee”) for the non-ESOP portion of the Plan. Investments in collective trust funds, mutual funds, and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses, including legal and participant accounting expenses, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.

Benefit Payments

Benefits are recorded when paid.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 3 — Investments

For the years ended December 31, 2002 and 2001, the Plan’s investments (including investments purchased, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31,

	2002	2001

Common stock	$(7,195,880)	$(52,528,991)
Collective Trust Funds	(9,017,102)	(2,397,416)
Mutual Funds	(397,020)	(681,376)

	$(16,610,002)	$(55,607,783)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	December 31,

	2002	2001

LifePoint Hospitals, Inc. Common Stock*	$82,771,367	$96,778,784
HCA Inc. Common Stock	43,942,151	42,354,265
Northern Trust Company Stock Index Fund	25,353,724	29,018,544
Northern Trust Company Stable Value Asset Fund	27,562,003	26,827,690
Northern Trust Company Small Company Index Fund	13,767,903	15,710,544

*	Includes non-participant directed investments

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 4 — Nonparticipant-Directed Investments

Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment in the Company’s common stock at December 31, 2002 and 2001 are as follows:

	Allocated	Unallocated	Total

December 31, 2002:
Number of shares	814,312	1,837,392	2,651,704
Fair value	$24,373,172	$54,994,980	$79,368,152
December 31, 2001:
Number of shares	585,220	2,133,867	2,719,087
Fair value	$19,920,889	$72,636,833	$92,557,722

	2002	2001

Nonparticipant-directed investments at beginning of year	$92,557,722	$138,373,674
Change in net assets:
Transfers to other funds	(93,071)	–
Distributions to participants	(1,913,956)	(958,017)
Net depreciation in fair value	(11,182,543)	(44,857,935)

Nonparticipant-directed investments at end of year	$79,368,152	$92,557,722

Note 5 — Note Payable to LifePoint Hospitals, Inc.

On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan issued a note payable to the Company (the “ESOP Note”) in an amount equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock held by the trust. The ESOP Note is payable in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 5 — Note Payable to LifePoint Hospitals, Inc. (continued)

The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated to participants’ accounts on a quarterly and annual basis. Through December 31, 2002 and 2001, 959,327 and 662,852 shares, respectively, have been allocated to participant accounts.

The price paid for the purchase of the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.

The scheduled amortization of the ESOP Note for the next five years and thereafter is as follows:

2003	$4,241,740
2004	3,155,535
2005	3,407,978
2006	3,680,616
2007	3,975,066
Thereafter	4,294,890

$22,755,825

LifePoint Hospitals, Inc. Retirement Plan

Notes to Financial Statements (continued)

Note 6 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 7 — Party-In-Interest Transactions

The issuance of the ESOP Note payable to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note are considered transactions with parties-in-interest. Certain Plan investments are shares of trust funds managed by the Trustee and, therefore, such transactions qualify as party-in-interest transactions. Purchases and sales of assets through the ESOP Trustee and Trustee are also considered party-in-interest transactions. All of these transactions are permissible under specific exemptions of ERISA and the Code.

LifePoint Hospitals, Inc. Retirement Plan

EIN: 52-2165845 Plan No.: 001
Schedule H Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2002

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate
	Borrower, Lessor	of Interest, Collateral, Par		(e) Current
(a)	or Similar Party	or Maturity Value	(d) Cost	Value

*	Northern Trust Company	Stable Value Asset Fund	#	$27,562,003
*	Northern Trust Company	Aggregate Bond Index Fund	#	7,139,600
*	Northern Trust Company	Stock Index Fund	#	25,353,724
*	Northern Trust Company	Small Company Index Fund	#	13,767,903
*	Northern Trust Company	International Equity Index Fund	#	5,827,298
*	Northern Trust Company	Short Term Investment Fund	#	1,920,583
*	LifePoint Hospitals, Inc.	Common Stock	$34,705,334	82,771,367
	HCA Inc.	Common Stock	#	43,942,151
	Triad Hospitals, Inc.	Common Stock	#	1,386,767
*	Participant Loans	Interest rate ranges from 5% to 9.5%	#	3,504,450

				$213,175,846

*	Indicates a party-in-interest to the Plan.

#	Not necessary as this is participant-directed.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

	By:	/s/ Michael J. Culotta Michael J. Culotta Senior Vice President and Chief Financial Officer of LifePoint Hospitals, Inc.

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Independent Auditors

99.1	Certification of the Chief Executive Officer of LifePoint Hospitals, Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

99.2	Certification of the Chief Financial Officer of LifePoint Hospitals, Inc. Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (a)

(a)	This certification shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to liability pursuant to that section. Such certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Plan specifically incorporates it by reference.